Rada Electronic Industries Ltd.
7 Giborei Israel Street
Netanya 4250407, Israel

July 29, 2015

VIA EDGAR

Ms. Amanda Ravitz
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street
Washington, D.C. 20549

Re:	Rada Electronic Industries Ltd. Registration Statement on Form F-1 File No. 333-204695

Dear Ms. Ravitz:

The undersigned, on behalf of Rada Electronic Industries Ltd. (“Rada”), issuer of the securities covered by the above-referenced Registration Statement, hereby respectfully requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 5:00 p.m. Washington, D.C. time, on July 30, 2015, or as soon thereafter as possible.

Management of Rada is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the disposition of the securities covered by the above-referenced Registration Statement.

We acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Rada from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Rada may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your courtesy in this matter.

Very truly yours,

/s/ Zvika Alon
Zvika Alon
Chief Executive Officer